EXHIBIT 99-10

Supplementary Oil and Gas Disclosures (unaudited)

The following disclosures are presented in accordance with United States Financial Accounting Standards Board (“FASB”) Topic 932 — “Extractive Activities — Oil and Gas” and the U.S disclosure requirements of the Securities and Exchange Commission (“SEC”).

Disclosures pertaining to the audited consolidated financial statements of Suncor Energy Inc. (“Suncor” or the “company”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The 2025 Consolidated Financial Statements are attached as Exhibit 99.2 to Suncor’s annual report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”).

Reserves Data

Reserves data are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the “Statement of Reserves Data and Other Oil and Gas Information — Advisories – Reserves Data” section in Suncor’s 2025 Annual Information Form (the “2025 AIF”), which is attached as Exhibit 99.1 to the Form 40-F. Readers should also see Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2025, which is attached as Exhibit 99.3 to the Form 40-F (the “2025 Management’s Discussion and Analysis”).

The reserves data presented herein, with an effective date of December 31, 2025, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”), as disclosed in the 2025 AIF. SEC requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs. In 2025, Suncor’s reserves were economic utilizing both constant pricing permitted by SEC, as well as forecast pricing permitted by NI 51-101.

Net Proved Oil and Gas Reserves (1) (2)

To align with the company’s business segments, the company presents the following supplementary oil and gas disclosures by showing its Oil Sands segment, which is exclusively in Canada and produces synthetic crude oil (“SCO”) and bitumen, separate from other Canadian operations (collectively, “Exploration and Production”) which produce crude oil. Exploration and Production reserves are in offshore Canada.

	SCO		Bitumen		Crude Oil		Total
At December 31,	(mmbbls)		(mmbbls)		(mmbbls)		(mmbbls)
(net reserves, constant prices and costs)	2025	2024	2025	2024	2025	2024	2025	2024
Proved Developed
Oil Sands	1,809	1,494	916	1,037	—	—	2,725	2,531
Exploration and Production	—	—	—	—	65	59	65	59
	1,809	1,494	916	1,037	65	59	2,789	2,591
Proved Undeveloped
Oil Sands	932	983	362	358	—	—	1,294	1,341
Exploration and Production	—	—	—	—	58	54	58	54
	932	983	362	358	58	54	1,352	1,395
Proved
Oil Sands	2,741	2,477	1,278	1,395	—	—	4,019	3,872
Exploration and Production	—	—	—	—	123	114	123	114
	2,741	2,477	1,278	1,395	123	114	4,142	3,986

Reconciliation of Net Proved Oil and Gas Reserves

	Balance at	Revisions of			Extensions			Balance at
(net reserves,	December 31	Previous	Improved		and			December 31
constant prices and costs)	2023	Estimates(3)	Recovery(4)	Acquisitions(5)	Discoveries(6)	Production	Dispositions(7)	2024
Oil Sands
SCO (mmbbls)	2,558	84	—	—	—	(165)	—	2,477
Bitumen (mmbbls)	1,826	(360)	—	—	7	(79)	—	1,395
Exploration and Production
Crude oil (mmbbls)	116	12	—	—	—	(15)	—	114
Total (mmbbls)	4,500	(263)	—	—	7	(259)	—	3,986

	Balance at	Revisions of			Extensions			Balance at
(net reserves,	December 31	Previous	Improved		and			December 31
constant prices and costs)	2024	Estimates(3)	Recovery(4)	Acquisitions(5)	Discoveries(6)	Production	Dispositions(7)	2025
Oil Sands
SCO (mmbbls)	2,477	238	89	—	101	(163)	—	2,741
Bitumen (mmbbls)	1,395	(113)	44	—	45	(93)	—	1,278
Exploration and Production
Crude oil (mmbbls)	114	8	3	—	16	(18)	—	123
Total (mmbbls)	3,986	133	136	—	162	(274)	—	4,142

Notes to Reserves Data:

(1)	Definitions
a.

Net reserves, in relation to Suncor’s production and reserves, represents the company’s working interest share after deduction of royalty obligations, plus the company’s royalty interests in production and reserves.

b.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.

Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil by means not involving a well.

d.

Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion; and can be expected to be recovered through extraction equipment and infrastructure to be installed for projects that extract oil by means not involving a well.

(2)	Reserve data tables may not add due to rounding.
(3)

Revisions of previous estimates include new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, changes in constant prices, and changes to upgrading volume forecasts. In 2025, there were negative technical revisions of bitumen and positive technical revisions of SCO in Mining and In Situ.

(4)

Improved recoveries relates to additions to reserves resulting from deployment of improved recovery schemes and technologies such as Steam Assisted Gravity Drainage in In Situ, waterflood and water-alternating-gas (WAG) in Exploration and Production.

(5)	There were no acquisitions in 2024 or 2025.
(6)

Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Proved undeveloped reserves associated with In Situ assets were added in 2024. Proved reserves extensions associated with In Situ assets were added in 2025.

(7)	There were no dispositions in 2024 or 2025.

Capitalized Costs

	At December 31, 2025			At December 31, 2024
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Exploration and evaluation assets(1)	1,742	—	1,742	1,742	—	1,742
Oil and gas properties(2)(3)	25,542	17,586	43,128	25,014	17,384	42,398
Plant and equipment(2)(3)	72,728	1,319	74,047	69,497	1,040	70,537
- accumulated provision(2)	(47,186)	(12,974)	(60,160)	(42,601)	(12,771)	(55,372)
Total	52,826	5,931	58,757	53,652	5,653	59,305

(1)

Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor’s Board of Directors have not sanctioned development. See note 18 of the 2025 Consolidated Financial Statements.

(2)

Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 15 of the 2025 Consolidated Financial Statements. Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2025 Consolidated Financial Statements that relate to the company’s right-of-use assets under IFRS 16. See note 17 of the 2025 Consolidated Financial Statements.

(3)

Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2025 Consolidated Financial Statements that include the company’s decommissioning and restoration assets.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2025			Year Ended December 31, 2024
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Unproved property acquisition	—	—	—	—	—	—
Proved property acquisition(1)	—	—	—	—	—	—
Exploration(2)	104	55	159	86	7	93
Development(3)	4,271	827	5,098	5,224	907	6,131
Total	4,375	882	5,257	5,310	914	6,224

(1)	There were no proved property acquisitions in 2024 or 2025.
(2)

Includes amounts capitalized to Exploration and Evaluation on the Consolidated Balance Sheets as well as those charged to Exploration Expense on the Consolidated Statements of Comprehensive Income (Loss), of the 2025 Consolidated Financial Statements.

(3)	Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2025 Consolidated Financial Statements.

Results of Operations for Oil and Gas Producing Activities

	Year ended December 31, 2025			Year Ended December 31, 2024
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Operating revenues, net of royalties	24,413	1,951	26,364	25,615	2,251	27,866
Other income (loss)	223	(6)	217	176	16	192
	24,636	1,945	26,581	25,791	2,267	28,058
Purchases of crude oil and products	2,570	—	2,570	2,559	—	2,559
Operating, selling and general	9,625	521	10,146	9,428	524	9,952
Transportation and distribution	1,310	118	1,428	1,225	89	1,314
Depreciation, depletion and, amortization	5,047	649	5,696	5,134	707	5,841
Exploration	104	55	159	86	6	92
(Gain) loss on disposal of assets	(36)	—	(36)	(15)	—	(15)
Financing expenses	739	76	815	767	74	841
Earnings before income taxes	5,277	526	5,803	6,607	867	7,474
Income tax expense	1,283	266	1,549	1,595	335	1,930
Net earnings	3,994	260	4,254	5,012	532	5,544

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (1)

The standardized measure of discounted future net cash flows relating to Suncor’s proved oil and gas reserves are calculated in accordance with FASB Topic 932 — “Extractive Activities — Oil and Gas”. Future cash inflows are estimated using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company’s independent qualified reserves evaluator (which includes decommissioning and restoration activities), and adjusted for future income taxes.

It should not be assumed that the estimates of future net cash flows represent the fair market value of the reserves or the actual results of operations. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. The Company does not believe the standardized measure of discounted future net cash flows accurately represents actual future cash flows or the fair value of crude oil properties.

				Light
		WTI	WCS	Sweet	Pentanes Plus
	Brent	Cushing	Hardisty	Edmonton	Edmonton	AECO
Year	North Sea	Oklahoma	Alberta	Alberta	Alberta	Gas
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu
2025	68.59	65.68	76.48	88.41	90.62	1.83
2024	78.78	74.83	82.61	96.65	99.24	1.33

	At December 31, 2025			At December 31, 2024
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Future cash inflows	327,869	11,728	339,597	337,455	12,098	349,553
Future production costs	(151,470)	(3,625)	(155,095)	(148,004)	(3,102)	(151,106)
Future development costs	(84,340)	(3,754)	(88,094)	(79,890)	(4,053)	(83,943)
Future income tax expenses	(22,731)	(859)	(23,590)	(25,864)	(1,039)	(26,903)
Future net cash flows	69,328	3,490	72,818	83,697	3,904	87,601
10% Discount Factor	(32,433)	(301)	(32,734)	(40,342)	(679)	(41,021)
Standardized measure of discounted future net cash flows	36,895	3,189	40,084	43,355	3,225	46,580

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2025	2024
Standardized measure of discounted future net cash flows - beginning of year	46,580	49,222
Sales and transfers of oil and gas produced	(11,771)	(12,563)
Net changes in sales prices and operating costs related to future production	(13,189)	2,282
Net change due to extensions, discoveries and improved recovery	6,566	131
Net change due to acquisition and dispositions	0	0
Net change due to revisions in quantity estimates	1,302	(5,221)
Previously estimated development costs incurred during the period	4,819	5,249
Changes in estimated future development costs	(1,938)	767
Accretion of discount	5,597	5,902
Net change in income taxes	2,117	811
Standardized measure of discounted future net cash flows - end of year	40,084	46,580

(1)	Tables may not add due to rounding.